

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

Mr. Keith Berman, President
instaCare Corp.
2660 Townsgate Road, Suite 300
Westlake Village, California 91361

      Re: **instaCare Corp.**
             Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009
             Filed July 21, 2011
             File No. 000-33187

Dear Mr. Berman:

We have reviewed your amended filing and your supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1. We note that Exhibits 10.18, 10.19, 10.20, 10.21, 10.23, 10.24 and 10.25 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shehzad Niazi, examiner at (202) 551-3121 or David Link, legal reviewer at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds,
Assistant Director